UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS THIRD QUARTER OF 2012 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 21, 2012 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2012, prepared in accordance with generally accepted accounting principles in the United States, and business updates.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2012

Revenues for the third quarter ended September 30, 2012 were KRW 14,012 million (US$ 12,847 thousand), representing a 0.5% decrease from KRW 14,084 million for the second quarter ended June 30, 2012 (“QoQ”) and a 5.2% decrease from KRW 14,785 million for the third quarter ended September 30, 2011 (“YoY”).

Review of financial results

Revenues

Royalties and license fee revenues for the third quarter of 2012 were KRW 8,225 million (US$ 7,541 thousand), representing a 1.4% increase QoQ from KRW 8,109 million and a 13.7% decrease YoY from KRW 9,535 million. The increase QoQ was primarily driven by increased revenues from Ragnarok Online in Japan, Taiwan, Hong Kong and Macau. The decrease YoY was mainly attributable to the lump-sum revenue recognition of the remaining license fees of Dragonica in Korea in the third quarter of 2011 due to termination of the license agreement for the game with a former licensee in Korea in July 2011, which did not occur in the third quarter of 2012. Dragonica was relaunched in Korea under the name Dragon Saga in May 2012 by the Company and the revenues generated in Korea since May 2012 recognized as subscription revenues. The decrease YoY also resulted from decreased revenues from Ragnarok Online in Japan.

Subscription revenues for the third quarter of 2012 were KRW 1,884 million (US$ 1,727 thousand), representing a 12.4% decrease QoQ from KRW 2,151 million and a 31.6% decrease YoY from KRW 2,753 million. The decrease QoQ was mainly due to decreased revenues from Finding Neverland Online in Korea. The decrease YoY primarily resulted from declined revenues from Ragnarok Online in Korea, the United States and Canada.

Mobile game revenues were KRW 3,266 million (US$ 2,995 thousand) for the third quarter of 2012, representing a 45.4% increase QoQ from KRW 2,246 million and a 38.6% increase YoY from KRW 2,357 million. The increase QoQ and YoY was mainly driven by revenues from Ragnarok Online – Uprising: Valkyrie, a mobile massively multiplayer online role playing game, which was released in Korea in May 2012.

Character merchandising and other revenues were KRW 637 million (US$ 584 thousand) for the third quarter of 2012, representing a 59.6% decrease QoQ from KRW 1,578 million and a 355.0% increase YoY from KRW 140 million. The decrease QoQ was mainly attributable to revenues from sales of goods related to mobile phones in the previous quarter, which did not occur in the third quarter of 2012. The increase YoY mostly resulted from Ragnarok Odyssey, an action game on PS Vita platform, which was commercially released in Japan in February 2012.

Cost of Revenues and Operating Expenses

Cost of revenues was KRW 9,061 million (US$ 8,308 thousand) for the third quarter of 2012, representing a 6.5% decrease QoQ from KRW 9,691 million and a 40.9% increase YoY from KRW 6,430 million. The decrease QoQ was primarily attributable to cost of goods sold by NeoCyon related to sales of goods related to mobile phones in the previous quarter, which did not occur in the third quarter of 2012. The increase YoY was mostly due to amortization on intangible assets primarily for development costs of Ragnarok Online II.

Operating expenses were KRW 7,451 million (US$ 6,831 thousand) for the third quarter of 2012, representing a 21.7% increase QoQ from KRW 6,121 million and a 38.6% increase YoY from KRW 5,375 million. The increase QoQ and YoY mainly resulted from impairment loss on intangible assets for Dragonica due to the carrying amount of Dragonica before recognition of impairment loss exceeding its fair value. We performed an impairment test on Dragonica as a significant decrease in revenue of the game was noted in the third quarter of 2012, which was a trigger event for long-lived assets impairment analysis. The increase YoY in operating expenses in the third quarter of 2012 also resulted from increased R&D expenses for developing mobile and online games.

Loss before income tax expenses and others was KRW 2,259 million (US$ 2,071 thousand) for the third quarter of 2012, compared with loss before income tax expenses and others of KRW 1,048 million for the second quarter of 2012 and income before income tax expenses and others of KRW 3,904 million for the third quarter of 2011.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 1,393 million (US$ 1,277 thousand) for the third quarter of 2012 compared with a net loss attributable to parent company of KRW 1,126 million for the second quarter of 2012 and a net income of attributable to parent company of KRW 3,417 million for the third quarter of 2011.

The balance of cash and cash equivalents and short-term financial instruments was KRW 55,424 million (US$ 50,815 thousand) as of September 30, 2012.

Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,090.7 to US$ 1.00, the noon buying rate in effect on November 2, 2012, as quoted by the Federal Reserve Bank of New York.

BUSINESS UPDATES

•	Ragnarok Online II to be launched in two more markets in the first half of 2013

Gravity is planning to release Ragnarok Online II in North America and the Philippines in the first half of 2013 after its launch in Singapore and Malaysia in December 2012.

•	Steal Fighter to be launched in Korea in the first quarter of 2013

Gravity will launch Steal Fighter, an action real-time strategy role playing game, in Korea in the first quarter of 2013. Gravity entered into a license agreement with L-Time Games Co., Ltd., the developer of Steal Fighter, to publish the game in Korea in April 2012 and conducted closed beta testing in September 2012. The Company intends to launch the game in the overseas markets after its launch in Korea.

•	Ragnarok Online – Uprising: Valkyrie to be launched in China and Taiwan

Ragnarok Online – Uprising: Valkyrie, a mobile massively multiplayer online role playing game, will be released in China and Taiwan by the end of 2012. Gravity has entered into license agreements with local licensees in each market and the game will be available on iOS and Android platform. Ragnarok Online – Uprising: Valkyrie hits more than 600,000 cumulative downloads in Korea since its launch in May 2012.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 79 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Yoon Joo Lee

IR Manager

Gravity Co., Ltd.

Email: yoonjoo.lee@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-11		30-Sep-12
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	42,430	38,902	37,924	34,770
Short-term financial instruments	15,000	13,753	17,500	16,045
Accounts receivable, net	6,436	5,901	6,643	6,091
Other current assets	7,967	7,304	7,929	7,269

Total current assets	71,833	65,860	69,996	64,175

Property and equipment, net	2,731	2,504	3,950	3,622
Leasehold and other deposits	5,924	5,431	5,910	5,419
Intangible assets	42,163	38,657	38,057	34,892
Equity method investments	1,444	1,324	860	788
Other non-current assets	8,783	8,052	8,831	8,097

Total assets	132,878	121,828	127,604	116,993

Liabilities and Equity
Current liabilities:
Accounts payable	5,552	5,090	4,740	4,346
Deferred revenue	4,663	4,275	3,447	3,160
Other current liabilities	1,847	1,694	1,833	1,681

Total current liabilities	12,062	11,059	10,020	9,187

Long-term deferred revenue	7,457	6,837	8,829	8,095
Accrued severance benefits	916	840	812	744
Other non-current liabilities	1,784	1,635	803	736

Total liabilities	22,219	20,371	20,464	18,762

Common shares	3,474	3,185	3,474	3,185
Additional paid-in capital	75,395	69,125	75,395	69,125
Retained earnings	19,923	18,266	18,532	16,991
Accumulated other comprehensive income	3,042	2,790	3,035	2,783

Total parent company shareholders’ equity	101,834	93,366	100,436	92,084

Non-controlling interest	8,825	8,091	6,704	6,147

Total equity	110,659	101,457	107,140	98,231

Total liabilities and equity	132,878	121,828	127,604	116,993

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,090.7 to US$ 1.00, the noon buying rate in effect on November 2, 2012 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-12	30-Sep-11	30-Sep-12		30-Sep-11	30-Sep-12
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,151	2,753	1,884	1,727	8,985	8,276	7,588
Online games-royalties and license fees	8,109	9,535	8,225	7,541	27,287	25,044	22,961
Mobile games	2,246	2,357	3,266	2,995	6,526	7,549	6,921
Character merchandising and other revenue	1,578	140	637	584	381	3,584	3,286

Total net revenue	14,084	14,785	14,012	12,847	43,179	44,453	40,756
Cost of revenue	9,691	6,430	9,061	8,308	18,047	25,579	23,452

Gross profit	4,393	8,355	4,951	4,539	25,132	18,874	17,304
Operating expenses:
Selling, general and administrative	4,721	4,021	3,718	3,409	14,441	15,231	13,964
Research and development	1,400	555	1,572	1,441	2,312	4,359	3,997
Impairment loss on intangible assets	0	799	2,161	1,981	799	2,161	1,981

Total operating expenses	6,121	5,375	7,451	6,831	17,552	21,751	19,942
Operating income (loss)	(1,728)	2,980	(2,500)	(2,292)	7,580	(2,877)	(2,638)
Other income (expenses)
Interest income	458	485	436	400	1,365	1,370	1,256
Interest expense	(14)	(13)	(14)	(13)	(45)	(39)	(36)
Foreign currency gain (loss), net	170	548	(181)	(166)	483	(171)	(157)
Others, net	66	(96)	0	0	(93)	66	61

Income (loss) before income tax expenses and equity income (loss) on investments	(1,048)	3,904	(2,259)	(2,071)	9,290	(1,651)	(1,514)
Income tax expenses	531	475	279	256	2,146	1,628	1,492

Income (loss) before equity income (loss) on investments	(1,579)	3,429	(2,538)	(2,327)	7,144	(3,279)	(3,006)
Equity income (loss) on investments	43	(109)	(193)	(177)	(130)	(232)	(213)

Net income (loss)	(1,536)	3,320	(2,731)	(2,504)	7,014	(3,511)	(3,219)
LESS: Net loss attributable to the non-controlling interest	(410)	(97)	(1,338)	(1,227)	(532)	(2,120)	(1,944)

Net income (loss) attributable to parent company	(1,126)	3,417	(1,393)	(1,277)	7,546	(1,391)	(1,275)

Earnings per share
- Basic and diluted	(162)	492	(200)	(0.18)	1,086	(200)	(0.18)

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS(1)
- Basic and diluted	(41)	123	(50)	(0.05)	272	(50)	(0.05)

*	For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,090.7 to US$ 1.00, the noon buying rate in effect on November 2, 2012 as quoted by the Federal Reserve Bank of New York.
(1)	Each ADS represents one-fourth of a common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: November 21, 2012